                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      Aberdeen Australia Equity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    318652104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Moritz Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
                                +44.20.7572.6200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                                Page 1 of 8 Pages

----------------------------------------------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                                                  (a) [  ]
                                                                                                            (b) [  ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                      [  ]
         TO ITEM 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
----------------------------------------------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER                                                          4,972,950
         SHARES
----------------------------------------------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER
          OWNED
----------------------------------------------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER                                                     4,972,950
        REPORTING
----------------------------------------------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER
          WITH
----------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                            4,972.950
----------------------------------------------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [  ]
----------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                               29.64%
----------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                                                                  BK
----------------------------------------------------------------------------------------------------------------------

                                Page 2 of 8 Pages

         This Amendment No. 9 amends and supplements Items 4 and 5 and Annex A of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common
Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). Annex A sets forth the name, address and principal occupation of each director and executive officer of the Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All of the individuals listed on Annex A are citizens of the Federal Republic of Germany. Items not included in this amendment are not amended and remain as previously reported.

ITEM 4.           PURPOSE OF TRANSACTION

         The sales enumerated in item 5(c) of this Amendment No. 9 were effected pursuant to rule 144 under the Securities Act of 1933. The Bank may engage in further sales of its shares of Common Stock pursuant to rule 144 in the future, subject to the rule's limitations on the permitted volume of sales and the manner in which shares may be sold.

         Separately, representatives of the Bank have engaged in preliminary discussions with representatives of the Fund concerning the possibility that the
Fund may be willing to assist the Bank by registering the Bank's remaining shares of Common Stock for sale in a public offering pursuant to the registration provisions of the Securities Act of 1933. Such registered sales, if effected, might be made either at the market price over a period of time, in one or more underwritten public offerings, or by both methods of sale. No agreement to effect such a registration has been reached, and it is anticipated that, prior to undertaking such a registration, it may be necessary for the Bank and the Fund to obtain an exemption from the Commission with respect to otherwise applicable restrictions on affiliated transactions contained in section 17(d) of the Investment Company Act of 1940 and rule 17d-1 thereunder. The Bank cannot determine at this time whether it would be necessary to obtain such an exemption, whether an exemption, if requested, would be forthcoming from the
Commission or whether the Bank would consider market conditions to be favorable for such sales at the time when it was feasible to effect such a registration.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) According to the latest Annual Report of the Fund filed with the
Commission on January 4, 2005, there were 16,777,298 shares of Common Stock outstanding at October 31, 2004. The percentage set forth in this Item 5(a) was derived using such number. The Bank is the beneficial owner of 4,972,950 shares of Common Stock, which constitute approximately 29.64% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of
Common Stock owned by it.

         (c) During the last sixty days, the Bank has effected the following sales in the shares of Common Stock in reliance upon Rule 144 under the
Securities Act of 1933, as amended:

                                Page 3 of 8 Pages

DATE                            NUMBER OF SHARES             PRICE PER SHARE
December 16, 2004                         22,500                       $11.40
December 17, 2004                          1,400                       $11.39
December 20, 2004                         23,100                     $11.3505
December 21, 2004                          5,000                        $11.5
December 22, 2004                         17,400                      $11.559
December 23, 2004                         12,000                     $11.5673
January 19, 2005                           3,300                       $11.33
January 20, 2005                             800                     $11.2125
January 24, 2005                           3,300                     $11.2476
January 25, 2005                          22,800                     $11.2258
January 26, 2005                          17,400                     $11.3003
January 27, 2005                          17,600                       $11.40
January 31, 2005                          10,500                       $11.48
February 1, 2005                          26,499                     $11.4795
February 2, 2005                          28,300                      $11.497

         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e)      Inapplicable.

                                Page 4 of 8 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2005

                                 BANKGESELLSCHAFT BERLIN AG

                                 By:          /s/ Kirk Kipp
                                     -----------------------------------
                                     Name:  Dirk Kipp
                                     Title:    Managing Director

                                 By:          /s/ Moritz Sell
                                     -----------------------------------
                                     Name:  Moritz Sell
                                     Title:    Director

                                Page 5 of 8 Pages

         ANNEX A

Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, D-10178 Berlin,
Federal Republic of Germany.

                          MEMBERS OF THE MANAGING BOARD

NAME AND ADDRESS                                      PRINCIPAL OCCUPATION

Hans-Joerg Vetter                                     Chairman of the Managing Board of
Alexanderplatz 2                                      Bankgesellschaft Berlin AG
D-10178 Berlin

Serge Demoliere                                       Member of the Managing Board of
Alexanderplatz 2                                      Bankgesellschaft  Berlin AG
D-10178 Berlin

Uwe Kruschinski                                       Member of the Managing Board of
Alexanderplatz 2                                      Bankgesellschaft Berlin AG
D-10178 Berlin

Dr. Thomas Veit                                       Member of the Managing Board of
Alexanderplatz 2                                      Bankgesellschaft Berlin AG
D-10178 Berlin

Martin Klaus Mueller                                  Member of the Managing Board of
Alexanderplatz 2                                      Bankgesellschaft Berlin AG
D-10178 Berlin

                                EXECUTIVE OFFICER

NAME AND ADDRESS                                      PRINCIPAL OCCUPATION

Alt, Volker                                           Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Recht
Alexanderplatz 2
D-10178 Berlin

Boehmer, Willi                                        Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Finanzen
Brunnenstra(beta)e 111
D-13355 Berlin

Boenke, Frank-Michael                                 Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Compliance
Brunnenstrasse 111
D-13355 Berlin

                                Page 6 of 8 Pages

Brummel, Beate                                        Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kreditbereich Kapitalmarktgeschaft
Alexanderplatz 2
D-10178 Berlin

Burmester, Dr. Christian                              General Manager of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG                            London Branch
London Branch
1 Crown Court
Cheapside
GB-London EC2V 6LR

Butzer, Arnold                                        Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Vertrieb Immobilienfinanzierung
Corneliusstr, 7
D-10787 Berlin

Ghassemi-Moghadam, Dariush                            Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Unternehmensentwicklung
Alexanderplatz 2
D-10178 Berlin

Gunther, Steffen                                      Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Geschaftsfeldstab Immobilienfinanzierung
Corneliusstr, 7
D-10787 Berlin

Hirschhaeuser, Dr. Karl-Friedrich                     Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Risikocontrolling
Alexanderplatz 2
D-178 Berlin

Kipp, Dirk                                            Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Eigenhandel
Alexanderplatz 2
D-10178 Berlin
and
Treasury
Alexanderplatz 2
D-10178 Berlin

Lange, Axel                                           Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kreditbereich IBAG/IBG
Hardenbergstr. 20
D-10623 Berlin

Papesch, Uwe                                          Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Equities
Alexanderplatz 2
D-10178 Berlin

                                Page 7 of 8 Pages

Ramthun, Helmut                                       Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Compliance
Brunnenstrasse 111
D-13355 Berlin

Reinhardt, Ludwig                                     Managing Director of Bankgesellschaft Berlin AG
Zins-/Kreditprodukte
Alexanderplatz 2
D-10178 Berlin

Reutter, Dr. Georg                                    Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kredit Immobilien BG
Corneliusstr, 7
D-10787 Berlin

Roller, Gerhard                                       Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Internationales Geschaft
Alexanderplatz 2
D-10178 Berlin-

Schoelper, Siegfried                                  Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Controlling
Brunnenstra(beta)e 111
D-13355 Berlin

Schroeder, Bartho                                     Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Business Management
Alexanderplantz 2
D-10178 Berlin

SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

         The following shareholders of the Bank may be deemed to control the
Bank:

The City of Berlin
Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of
Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.

                                Page 8 of 8 Pages